Filed by Nippon Oil Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Companies:  Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Dated January 9, 2009

A Message from the Management

Nippon Oil has reached a basic agreement to integrate its management with Nippon Mining Holdings, Inc. A basic memorandum of Management Integration to this effect was signed on December 4, 2008.

While the background and overview of this integration are mentioned in the press release dated December 4, 2008, I would like to take the opportunity to again explain our purpose and aims in pursuing this integration.

Once finalized, the newly integrated group that emerges will remain dedicated to dependably meeting its core social responsibility—the stable and efficient supply of energy. At the same time, we are committed to maximizing corporate value and achieving sustainable growth by seeking innovative and creative approaches as an integrated energy, resources and materials group.

In concrete terms, these goals entail that we swiftly enact business innovations in the Petroleum Refining & Marketing sector that were not feasible for either company to pursue alone. We will couple this work with the strategic allocation of management resources in growth sectors, such as new energy and Oil and Natural Gas Exploration & Production (E&P).

Across every business sector, along with a broad examination of costs, we will devise sweeping measures to reduce costs and enhance efficiency as we build a resilient corporate structure capable of winning out amid global competition.

As for effects of the management integration, right now we anticipate a minimum of ¥60 billion annually in benefits to emerge in Petroleum Refining & Marketing operations within 3 years post integration. As one measure for achieving this, we intend to cut refining capacity by 400,000 BD compared to current levels within 2 years following integration, and will consider making further reductions as conditions warrant. We also plan to make our supply chain more efficient and cutting costs and boosting efficiency in every division without exception. In addition to benefits gained from Petroleum Refining & Marketing, we aim to achieve eventual savings of at least ¥100 billion annually by, among other changes, reforming and integrating our operations in Petrochemicals, E&P, and at each Group company.

After integration, the Group will strengthen its activities in the business domains of energy, resources and materials, which will enable it to fulfill a vital role for Japan, particularly with respect to the following two points.

First, our efforts will contribute to furthering Japan’s energy security. Following integration, our aim more than ever before is to become a truly pivotal company in realizing the nation’s long-term energy strategies through our role in ensuring the stable supply of energy to Japan, which lacks substantial natural resources of its own.

Second, we will strengthen and promote environmental management. Presently, the Nippon Oil Group continues to vigorously tackle challenges in fuel cells, solar power generation systems, new biomass fuels, and other environmentally friendly new energy sectors, in addition to developing technologies for enhancing energy efficiency, promoting recycling, and otherwise reducing environmental impact in its existing petroleum-related businesses. Similarly, the Nippon Mining Group is actively honing environmental technologies that are designed to improve energy efficiency at production facilities, recycle precious and rare metals and waste plastic, and promote the development of polysilicon for use in solar power generation systems.

I am confident that the integration of the respective environmental technologies of both groups will result in synergies that will allow us to more assertively promote environmental management.

Both companies represent corporate groups with histories spanning more than a century, with the Nippon Oil Group first established in 1888 and the Nippon Mining Group founded in 1905. Each company, moreover, has forged a solid reputation as a leader in its respective industry—the petroleum sector in the case of the Nippon Oil Group, and in metals, most notably copper, and petroleum for the Nippon Mining Group.

Corporate integration can be thought of as the merging of cultures that employees adhere to and that are embodied in their organizational structures. In the case of this integration, I think that our respective corporate cultures share a great deal in common. For instance, both companies currently operate in essentially the same sector, and both have moved into manufacturing and marketing from a shared starting point—natural resource development.

In deciding to pursue this integration, the candid discussions and dialogue I enjoyed with President Takahagi of Nippon Mining Holdings and his senior management team convinced me that there are no obstacles whatsoever in merging our cultures. And while we are forever indebted to the efforts of those who preceded us in building both companies, we intend to bring together our respective human resource and technological strengths cultivated over many years to create a new corporate culture for the future.

Now, we stand at the starting line of this endeavor.
We will set up a preparatory committee dedicated to moving integration procedures forward and prepare for the establishment of a new company, all to maximize the synergies that will emerge as a new corporate group. Ahead of the signing in March 2009 of contracts finalizing the integration, I will personally take the lead in moving preparations forward, disseminating “Basic Concepts” and a “Basic Group philosophy” to all our employees as the spirit of the integration.

I am confident that the new group that this management integration will launch, propelled by its overwhelming competitive strength, will pursue growth and development that are as global as they are daring in scope, and that this will inevitably lead to improved corporate and shareholder value.

Crude oil prices today remain volatile and the global economy is mired in turmoil. Despite these challenges, we will continue to take bold steps to create a brighter future and contribute as only we can to realizing a rich society and economic prosperity. To our shareholders and investors, I ask for your understanding of this integration and to expect great things from what it promises to one day deliver.

December 2008
Shinji Nishio
Representative Director, President

Filings with the U.S. SEC

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.